SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2015

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

In addition to the Market Announcements of  October 20, 2014 and January 12, 2015, we hereby inform our shareholders and the market in general that the Agencia Nacional de Energia Elétrica - ANEEL, through Order No. 2296 of  July 14, 2015, approved the amount of R$ 1,007,043,439.38 (one billion, seven million, forty-three thousand, four hundred thirty-nine reais and thirty eight cents), on the base date of December 2012, corresponding to the part of the electric energy transmission assets, existing on May 31, 2000 not yet amortized for indemnity purposes, of the plants denominated "Existing Basic Network of the System (RBSE) and "other transmission plants (RPC)" of the subsidiary Eletrosul Centrais Elétricas S.A., as provided in Article 15, paragraph 2 of the Law No. 12,783/13.

As informed through the above mentioned Market Announcement, the Appraisal Report submitted by Eletrosul to ANEEL had certified, initially, the amount of R$ 1,061 million, on base date of December 2012, as the base value for the mentioned indemnity. The current accounting value of such assets is R$ 514 million.

Regarding the Assets of the Company not Amortized  and/or depreciated, on May 31, 2000, the Superintendence of Economic and Financial Inspection ("SFF"), of ANEEL, through the Audit Report No. 071/2014, estimated, preliminarily, in January 2015, the amount of R$ 995 million, base date of  December 31, 2012, for the aforementioned indemnity. However, Eletrosul provided clarifications to ANEEL, in order to increase the value of the mentioned indemnity, in the occasion of its approval by the Executive Officer of ANEEL, according to the presented Appraisal Report.

The receiving form and the remuneration conditions of the mentioned amount will still be subject to regulation.

The Company will keep the market informed about the subject matter on this Market Announcement.

Rio de Janeiro, July 15, 2015.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 15, 2015
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.